SEC FILE NUMBER 001-33005

CUSIP NUMBER 45818G101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Integrity Bancshares, Inc.

Full Name of Registrant

Former Name if Applicable
11140 State Bridge Road

Address of Principal Executive Office (Street and Number)
Alpharetta, Georgia 30022

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously announced, Integrity Bancshares, Inc. (the “Company”) has not yet filed its Annual Report on Form 10-K for year ended December 31, 2007, due to the recent resignation of its former independent auditors. The Company’s new independent auditors, Carr, Riggs and Ingram, LLC, are in the process of conducting an audit of the Company’s consolidated 2007 results. In connection with the delay in completing the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2007, and due to the fact that the Company’s consolidated financial statements as of and for the quarter ended March 31, 2008 are based, in part, upon the financial statements as of and for the year ended December 31, 2007, the Company is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. Until the Company and its independent auditors complete the ongoing audit, the Company will not be in a position to report any financial information or file any periodic reports with the Securities and Exchange Commission.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Suzanne Long	(770)	777-0324

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☑

As described above, the Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Since March 31, 2007, there have been a number of important developments, which have had a significant impact on the Company’s financial condition and results of operations for the quarter ended March 31, 2008. These developments include, without limitation, the following:
•	The Company has experienced significant deterioration in the asset quality of its loan portfolio, which has resulted in a significant increase in the level of non-performing assets and the corresponding allowance for loan losses;

•	The Company expects to incur a substantial net loss for the quarter ended March 31, 2008, primarily as the result of net interest margin compression (attributable in large part to changes in interest rates and the increase in volume of non-performing loans) and a significant increase in the provision for loan losses; and

•	Because the Company presently anticipates additional net losses in future periods, the Company has determined the need to recognize a material impairment to the value of its deferred income tax assets that will result in corresponding asset impairment charges in the form of a tax valuation allowance.
     As acknowledged in its Quarterly Reports filed on Form 10-Q for the quarters ended June 30, 2007 and September 30, 2007, the Company has identified material weaknesses in its internal control procedures and loan administration, review and underwriting procedures. In addition, the Company presently is in the process of working with its new auditors to complete the preparation and audit of its financial statements as of and for the year ended December 31, 2007. As a result, the Company presently is unable to provide quantitative disclosures regarding its financial condition and results of operations for the quarter ended March 31, 2008.

          Integrity Bancshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2008	By:	/ s/ Suzanne Long

Suzanne Long, Senior Vice President and Chief Financial Officer